05011323

Superior Plus

Theresia R. Reisch
Vice-President, Investor
and Corporate Secretary
Direct Telephone: (403) 218-2953
Direct Facsimile: (403) 218-2973
E-mail: treisch@superiorplus.com

SEC MAIL PROCESSING RECEIVED SEP 15 2005 WASH, D.C. 190 SECTION

September 8, 2005

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

SUPPL

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the September 8, 2005 news release of the Company.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

PROCESSED
SEP 21 2005
THOMSON FINANCIAL

per Theresia R. Reisch
Superior Plus Inc.
Vice-President, Investor Relations
and Corporate Secretary

/encl.

dlw 9/20

h:\spif\SEC-ltr.doc

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Superior Plus

NEWS

TSX: SPF.UN ***For Immediate Release***

September 2005 Cash Distribution – $0.20 per Trust Unit

Calgary, September 8, 2005... Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of September 2005 of $0.20 (20 cents) per trust unit payable on October 14, 2005. The record date is September 30, 2005 and the ex-distribution date will be September 28, 2005. The Fund's current annualized cash distribution rate is $2.40 per trust unit.

For income tax purposes, the income from the July 2005 cash distribution of $0.20 per trust unit is considered to be:

- a return of capital of $0.02100 per trust unit
- a dividend of $0.05100 per trust unit
- other income of $0.12800 per trust unit

A summary of cash distributions since inception and tax information is posted under the Investor Information section of Superior's website at: www.superiorplus.com.

The Fund holds 100% of Superior Plus Inc., which has four operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries and the second largest producer of potassium products in North America; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides fixed price natural gas supply services in Ontario and Quebec.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 79.0 million trust units outstanding. The Fund has $9.2 million principal amount of Series 1, and $63.0 million of Series 2, 8%; and $175.0 million of 5.75% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB, SPF.DB.A, and SPF.DB.B, respectively.

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

W. Mark Schweitzer
Executive Vice-President and Chief Financial Officer
Tel: (403) 218-2952 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)
E-mail: mschweitzer@superiorplus.com